Portage Biotech Inc.

Consolidated Interim Financial Statements

For the three and six months ended September 30, 2018

(Unaudited - Prepared by Management)

(US Dollars)

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the Three and Six Months Ended September 30, 2018

Index

Pages

Notice to Reader	1

Consolidated Interim Statements of Financial Position	2

Consolidated Interim Statements of Operations and Other Comprehensive Income	3

Consolidated Interim Statements of Changes in Shareholders’ Equity	4

Consolidated Interim Statements of Cash Flows	5

Notes to Consolidated Interim Financial Statements	6-16

NOTICE TO READER OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The consolidated interim financial statements for Portage Biotech Inc. comprised of the consolidated interim statements of financial position as at September 30, 2018 and for the year ended March 31, 2018, and the consolidated interim statement of operations for the three and six months and statement of changes in equity and cash flows for the six-month period ended September 30, 2018 and are the responsibility of the Company’s management.

The consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these consolidated interim financial statements in accordance with International Financial Reporting Standards.

The consolidated interim financial statements have not been reviewed by the Company’s independent external auditors, Schwartz Levitsky Feldman LLP.

/s/ Kam Shah	/s/ Declan Doogan
Kam Shah CPA,C.A., Director	Declan Doogan MD, Director

November 19, 2018

Portage Biotech Inc.

Consolidated Interim Statements of Financial Position

(US Dollars)

(Unaudited - see Notice to Reader dated November 19, 2018)

As at,	Note	September 30, 2018	March 31, 2018
			(Audited)
		in 000$	in 000$
Assets
Current
Cash		7,098	7,520
Prepaid expenses and other receivable	4	63	44
Investments, available for sale	6	75	52
		7,236	7,616
Long-term assets
Long term portion of other receivable	4	56	56
Convertible loan note receivable	5	950	950
Investment in associate	7	579	681
Investment	9	700	700
Total assets		9,521	10,003

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		79	127
		79	127
Non-current liabilities
Unsecured notes payable	10	190	233
Warrant liability	10	24	24
		214	257
Total liabilities		293	384

Shareholders' Equity
Capital stock	11	23,654	23,654
Stock option reserve	12	280	267
Accumulated other comprehensive income		56	32
Retained earnings		(14,761)	(14,334)
Total shareholders’ equity		9,229	9,619
Non-controlling interests		(1)	-
Total equity		9,228	9,619
Total liabilities and Shareholders' equity		9,521	10,003

Commitments and Contingent Liabilities (Note 14)

On behalf of the Board	/s/ Kam Shah, Director	/s/ Declan Doogan, Director
	(signed)	(signed)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Operations and Other Comprehensive Loss

(US Dollars)

(Unaudited - see Notice to Reader dated November 19, 2018)

		Three months ended September 30,		Six months ended September 30,
		2018	2017	2018	2017
	Note	in 000$	in 000$	in 000$	in 000$
Expenses
Research and development		65	191	126	337
Consulting fees	15,16(ii)	55	91	136	205
Professional fees		39	31	52	68
Other operating costs	16(i)	25	20	34	48
Bank charges and interest		9	8	17	16
		193	341	365	674

Share of losses in associate	5	33	-	102	-
Interest earned on convertible loan note	5	(17)	-	(39)	-

Net loss		(209)	(341)	(428)	(674)

Other comprehensive income
Unrealized gain on Investment, available for sale	6	(4)	78,508	24	178,133
Total comprehensive income for the period		(213)	78,167	(404)	177,459

Net loss attributable to:
Owners of the Company		(208)	(341)	(427)	(674)
Non-controlling interest		(1)	-	(1)	-
		(209)	(341)	(428)	(674)
Net comprehensive (loss) income (actual) attributable to:
Owners of the Company		(212)	78,167	(403)	177,459
Non-controlling interest		(1)	-	(1)	-
		(213)	78,167	(404)	177,459
Basic and diluted loss(actual) per share	13
Basic and diluted		(0.00)	(0.00)	(0.00)	(0.00)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Changes in Shareholders’ Equity

For The Six Months Ended September 30, 2018

(US Dollars)

(Unaudited - see Notice to Reader dated November 19, 2018)

	Number of Shares	Capital Stock	Stock Option Reserve	Accumulated other comprehensive income	Retained earnings (Accumulated Deficit)	Non- controlling interest	Total Equity
	In '000'	In '000$	In '000$	In '000$	In '000$	In '000$	In '000$
Balance, April 1, 2017	260,689	18,360	1,706	24,547	14,981	-	59,594
Options vested	-	-	103	-	-	-	103
Options exercised	3,240	798	(312)	-	-	-	486
Unrealized gain on investment, available for sale	-	-	-	178,133	-	-	178,133
Net loss for period	-	-	-	-	(674)	-	(674)
Balance, September 30, 2017	263,929	19,158	1,497	202,680	14,307	-	237,642

Balance, April 1, 2018	280,720	23,654	267	32	(14,334)	-	9,619
Options vested	-	-	13	-	-	-	13
Unrealized gain on investment, available for sale	-	-	-	24	-	-	24
Net loss for period					(427)	(1)	(428)
Balance, September 30, 2018	280,720	23,654	280	56	(14,761)	(1)	9,228

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Cash Flows

(US Dollars)

(Unaudited - see Notice to Reader dated November 19, 2018)

For the six months ended September 30,	2,018	2,017
	in 000$	in 000$
Cash flows from operating activities
Net loss for the period	(428)	(674)
Adjustments for non-cash items:
Value of shares and options expensed as consulting fee	13	103
INet debt discount charged to interest	8	4
Share of losses in associate	102	-
Prepaid expenses and other receivable	(19)	6
Accounts payable and accrued liabilities	(48)	63
	(372)	(498)
Cash flows from financing activities
Options exercised	-	486
Unsecured notes repaid	(50)	-
Unsecured notes payable	-	50
	(50)	536
(Decrease) Increase in cash during period	(422)	38
Cash at beginning of period	7,520	159
Cash at end of period	7,098	197

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

September 30, 2018 and 2017

(Unaudited – see Notice to Reader dated November 19, 2018)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (“the Company”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company is a reporting issuer with the Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol “PTGEF,” and are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.

The Company is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, the Company will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

The Company’s existing subsidiaries are in the pre-clinical stage, and as such no revenue has been generated from their operations.

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance and Basis of presentation

These consolidated Interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2018.

These consolidated interim financial statements have been prepared on a historical cost basis except for items disclosed herein at fair value.  In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one material operating segment.

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on November 19, 2018.

2.

BASIS OF PRESENTATION (continued)

(b)

Functional and presentation currency

The Company’s functional and presentation currency is US Dollar.

(c)

Use of Estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition, assessment of impairment in goodwill and other intangible assets and measurement of share- based compensation, in the current and prior periods.

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2018 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these consolidated interim financial statements,

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated interim financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company does not believe that the above standard will have any impact on its financial statements.

New Interpretation IFRIC 23

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. The Company does not believe that the above standard will have any impact on its financial statements.

4.

PREPAID EXPENSES AND OTHER RECEIVABLE

	As at September 30, 2018	As at March 31, 2018
	in 000'$	in 000'$
Prepaid expenses	5	16
Interest receivable on convertible loan note receivable (Note 5)	39	-
Other receivable (i)	19	28
	63	44

(i)

The Company’s wholly-owned subsidiary, PPL agreed to a settlement on October 19, 2016 with a supplier in respect of a claim made by PPL against the said supplier. As per the terms of this agreement, supplier agreed to pay a total of $ 120,000 to PPL, of which $52,500 was received during the year ended March 31, 2018 and balance payable in six annual installments of $ 11,250 starting from January 3, 2019.

Accordingly, $11,250 was classified as prepaid expenses and other receivable under current assets and the balance of $56,500 classified as long-term assets. ($56,250 at March 31, 2018).

Other item included in other receivable comprises taxes receivable by the Canadian subsidiary.

5.

CONVERTIBLE NOTE RECEIVABLE

On March 7, 2018, the Company invested $950,000 in a convertible note issued by IOX Therapeutics Ltd. (“IOX”), a United Kingdom based immune-oncology company. The Note carries interest at 7% accruing daily and matures within twelve months of its issuance. The Company can convert the note and accrued interest into ordinary shares of IOX at any time before maturity at £120 per share. There is an automatic conversion on a qualifying event, being IOX raising $2 million. Conversion price will be the price at which the money was raised discounted by 25%. IOX has right to repay the convertible note together with accrued interest at any time. The Note is classified as long-term receivable since it is less likely to be settled or converted within the twelve months period.

Interest accrued on the loan of $38,989 for the six months to September 30, 2018 is included in the prepaid expenses and other receivable. (Note 4)

As at September 30, 2018, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

The Company plans to acquire SalvaRx Limited (Note 14(d)) , which owns 60.49% equity in IOX.

6.

INVESTMENT, AVAILABLE FOR SALE

Investment, available for sale comprises 2,000 shares in Biohaven Pharmaceutical Holding Company Limited, (Biohaven)  a public company listed on NYSE.

As at September 30, 2018, the shares were valued at the quoted market price of Biohaven share of $37.55 and the difference between the carrying value and the fair value being unrealized gain of $23,580 is included in the other comprehensive income.

7.

INVESTMENT IN ASSOCIATE

Stimunity S.A.S.	Six months ended September 30, 2018	Year ended March 31, 2018
	in 000'$	in 000'$
Balnace, at beginning of period	681	681
Share of losses	(102)	-
Balance, at end of period	579	681

On February 28, 2018, the Company made an initial investment of €500,850 ($680,662) by subscribing to 3,780 new Class A shares at a price of €132.50 per share of Stimunity SAS (“Stimunity”), a French simplified joint stock company located and operating in Paris, France. The investment gave Portage 27% equity in Stimunity. One of the three directors on the Board of Directors is represented by Portage. The management of Stimunity is controlled by the two other founding shareholders of Stimunity. Management has evaluated the Company’s investment and concluded that Portage has significant influence and therefore its investment in Stimunity should therefore be accounted for on an equity basis. Accordingly, the Company accounted for its 27% share in the losses of Stimunity for the three and six  months ended September 30, 2018, which was $32,940 and $101,800 respectively.

Portage has also committed to a second investment in the amount of €1,502,820 ($1,756,646) on successful completion of agreed milestones to be satisfied by Stimunity by subscribing to 4,140 new ordinary shares at a price of €363 per share. No milestones were completed as at September 30, 2018.

Under the shareholders agreement, Portage has a right to maintain its equity interest in Stimunity in the event of a capital increase and issuance of new securities by Stimunity except for issuance of stock options and issuance under a merger plan or for acquisition.

As at September 30, 2018, the Company evaluated the progress achieved by Stimunity and has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

8.

INVESTMENT IN PGL

On January 31, 2018, the Company’s wholly-owned subsidiary, PPL, acquired 650 ordinary shares of Portage Glasgow Ltd. (PGL), a newly incorporated company in Glasgow, Scotland at £0.01 per share for a total consideration of £6.50 ($9.11). PPL’s ownership comprised 65% of the issued ordinary shares in PGL. PPL’s CEO is CEO and also the chairman of the board of directors of PGL which currently consists of three persons. Further, PPL is responsible for the day to day management of PGL and is providing the financing for its development and operational activities.

As a result, PGL is considered a subsidiary and its results are consolidated with share of losses and balance of net equity attributable to non-controlling shareholders have been disclosed separately.

As per the terms of a Convertible Loan Agreement dated January 31, 2018 signed with PGL, PPL has committed to provide PGL with an unsecured convertible loan facility up to £1 million ($1.3 million) with a minimum drawdown of £50,000 ($66,015) and maximum drawdown of £250,000 ($330,075) during any three-month period. Interest will be at 7% accruing on a monthly basis and the facility is repayable within nine years from the date of the agreement. The outstanding loan with accrued interest can be converted into ordinary shares to be priced at between £9,000 per share and £5,000 per share depending on the conversion date being within one year to eight years. However, completion of an eligible fundraising by PGL, being £5 million ($6.6 million) at a pre-money valuation of minimum £10 million ($13.2 million), will require the loan to be mandatorily converted as per the terms of conversion described above. Up to September 30, 2018, there was a drawdown of $3,066 against this facility.

8.

INVESTMENT IN PGL (continued)

PPL is also committed to providing a contribution of £33,419 ($44,123) payable in installments of £11,140 ($14,708) per year for tuition expenses with the University of Glasgow. Two instalments totalling £22,279 ($29,415) are still to be paid under this commitment.

9.

INVESTMENT

In August 2015, the Company acquired 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company (“Sentien”) for $ 700,000 in cash. The preferred stock is fully convertible into equal number of common shares. The Company’s holdings represent 5.06% of the equity of Sentien. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at cost since these shares do not have a quoted price in an active market and the fair value cannot be reliably measured.

As at September 30, 2018, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

10.

UNSECURED NOTES PAYABLE

Unsecured notes have been issued by the Company’s subsidiaries, PPL and EyGen to raise $250,000.

In July 2018, two loan notes of $25,000 each were repaid in cash with interest accrued to the date of settlement. The movements in unsecured loan notes payable during he epriod were as follows.

	Six months ended September 30, 2018 in 000'$	Year ended March 31, 2018 in 000'$
Balance, beginning of Period	233	181
Loan notes issued		50
Fair value of warrants transferred to warrant liability	-	(5)
repaid during period	(50)	-
Unamortized debt discount	3
debt discount amortized	4	7
Balance, end of period	190	233

$24,438 (March 31, 2018:$24,438) fair value was ascribed to the warrant. Fair value was determined by using notional interest of 11% based on the market transactions and similar debt instruments without warrants. The difference between the notional interest and actual interest at 7% being charged to interest expense and added to the value of note payable component.

The notes bear interest at 7% per annum, payable annually on each anniversary date. The notes holders were granted a warrant to subscribe for $7,500 new ordinary shares for every $10,000 of note held, provided that certain qualifying event occurs within the three anniversary years of issuance. The exercise price of the warrant will be based on the price of equity shares determined by the qualifying event and the year in which it takes place. Given that there was an obligation to issue a variable number of shares, the warrant was classified as a financial liabilit.

11.

CAPITAL STOCK

(a)

Authorized: Unlimited number of common shares

(b)

Issued: There was no change in the number and amount of issued and outstanding common shares during the six months ended September 30, 2018, which remained at 280,719,920 and $23,653,605 respectively as September 30, 2018 and March 31, 2018.

(c)

As at September 30, 2018, the Company had no active Consultant Stock Compensation Plan:

As at March 31, 2018, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2017	As at April 1, 2017	Issued	Cancelled	Balance at March 31, 2018
2011 Plan	11-Apr-11	6,000,000	(4,438,333)	1,561,667	(1,560,000)	(1,667)	-

*

Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

12.

STOCK OPTION RESERVE

(a)

The movements during the period were:

	Six months ended September 30, 2018 in 000'$	Year ended March 31, 2018 in 000'$
Balance, beginning of Period	267	1,706
Vested	13	193
exercised	-	(1,632)
Balance, end of period	280	267

(i)

On September 17, 2018 The Board of Directors of the Company approved and issued 9,341 options to acquire up to 2% equity in PPL to PPL’s CEO. These options are valid for five years and are convertible into equal number of common shares of PPL at an exercise price of $5.35per common share. These Options will vest in equal quarterly installments over two years. First installment being due on December 17, 2018.

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	68.86%
Expected life	1826 days
Fair value	US$6.27

The fair value of the options as per the Black-Scholes option pricing model amounted to $35,366. None of the options was vested on September 30, 2018. The value of the options will be accounted upon vesting of the related options as per the accounting policy.

12.

STOCK OPTION RESERVE (continued)

(b)

The following is a summary of all Stock option Plans

Stock Option Plan	As at Sept. 30, 2018	As at March 31, 2018
Plan	2013 Option Plan	2014 Option Plan
Date of Registration	Dec 19, 2013 and March 17, 2015 in 000'	Dec 19, 2013 and March 17, 2016 in 000'
Registered *	26,069	26,069
Issued to date	20,317	20,317
Outstanding, beginning of period	1,846	27,317
Exercised	-	(18,471)
Cancelled	(1,250)	-
Outstanding, end of period	596	1,846
Options fully vested	521	287
Options not yet vested	75	1,559
	596	1,846

*

Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933. On March 17, 2015, the Company filed form S-8 with SEC registering an additional 15,717,579 options under 2013 Stock Option Plan.

In September 2018, three option holders holding total of 1,250,325 options agreed to have their options cancelled without any compensation.

(c)

The weighted average exercise price of the outstanding stock options was US$0.15 as at September 30, 2018 and March 31, 2018 and weighted average remaining contractual life as at September 30, 2018 was approximately 3.22 years (approximately 3.63 years as at March 31, 2018.

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at September 30, 2018 and March 31, 2018.

13.

LOSS PER SHARE

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Numerator
Net loss attributable to owners of the Company (in 000'$)	(209)	(341)	(428)	(674)
Denominator (in 000')
Weighted average number of shares - Basic	280,719	263,928	280,719	262,849
Diluted effect of average number of options	1,529	17,077	1,687	17,077
Weighted average number of shares - Diluted	282,248	281,005	282,406	279,926
Basic and diluted loss per share (Actual)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Inclusion of the options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

14.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)

Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent #7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $30 million.

(b)

As explained in Note 7, the Company is committed to invest approximately €1.5 million ($1.75 million) in Stimunity on Stimunity’s achievement of certain agreed milestones.

(c)

As explained in Note 8, PPL is committed to provide loan facility to PGL of up to £1 million ($1.3 million) and studentship grant to the University of Glasgow of £22,279 ($29,415) in equal installments over the next two years.

(d)

In August 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited. The vendors are SalvaRx Group plc, (94.2%), James Mellon (2.9%) and Gregory Bailey (2.9%). Under the terms of a Sale and Purchase Agreement dated August 13, 2018, the Company has agreed to issue 805,070,067 common shares (the "Consideration Shares") at a deemed price of approximately US$0.089 per share to the Vendors for an aggregate acquisition cost of US$ 71.70 Million. The transaction is subject to regulatory and shareholders consent, which is still awaited.

15.

CONSULTING FEE

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
	in 000'$	in 000'$	in 000'$	in 000'$
Cash fee	6	6	33	12
Cash fee to key management	45	45	90	90
Options issued to key management	-	15	1	40
Options issued to others	4	25	12	63
	55	91	136	205

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	As at September 30, 2018		As at March 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
	in 000'$	in 000'$	in 000'$	in 000'$
Financial assets
Cash (level 1)	7,098	7,098	7,520	7,520
Prepaid expenses and other receivable (level 2)	119	119	100	100
Investments, investment in associate and convertible loan note receivable (level 3)	2,331	2,229	2,331	2,331
Investment, available for sale (level 3)	19	75	19	52
Financial liabilities
Accounts payable and accrued liabilities (level 2)	79	79	127	127
Unsecured notes payable (Level 2)	200	190	250	250
Warrant liability (Level 3)	24	24	24	24

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivable and investments in equities and private entities, accounts payable and accrued liabilities, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•

Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•

Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•

Level 3 - Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

b)

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.

Cash- Cash is held with major international financial institutions in Canada and therefore the risk of loss is minimal.

b.

Other receivable - The Company is exposed to credit risk attributable to customers since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4) payable over the next six years. The debtor has so far been diligent in paying the amounts on due dates and PPL management will be monitoring the account on a regular basis.

c)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

17.

CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 0.08 million as at September 30, 2018 (approximately $ 0.1 million as at March 31, 2018) and current assets of approximately $7.2 million (approximately $7.6 million as at March 31, 2018). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at September 30, 2018, the shareholders’ equity was approximately $9.2 million (approximately $9.6 million as at March 31, 2018), $7.1 million ($ 7.5 million as at March 31, 2018) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the three and six months ended September 30, 2018 and 2017.